UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
Commission File Number: No. 000-53122

SGOCO GROUP, LTD
Formerly known as SGOCO Technology, Ltd.

SGOCO Technology Park Luoshan, Jinjiang City Fujian, China 362200
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On November 16, 2010, SGOCO Technology, Ltd. (“Company”) appointed Mr. John Chen and Mr. James Hu to its Board of Directors.  On November 17, 2010, the Company held an extraordinary general meeting and approved resolutions to change the Company's name to SGOCO Group, Ltd., effective November 17, 2010 and to approve the Company’s 2010 Equity Incentive Plan.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Group, Ltd

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer

Date: November 26, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release, dated November 18, 2010